Exhibit 21.1

List of Subsidiaries of Immix Biopharma, Inc.

Name	State/Country of Organization or Incorporation	Ownership Interest
Immix Biopharma Australia Pty Ltd.	Australia	100%
Nexcella, Inc.	Delaware	98%*

*Prior to December 9, 2022, Nexcella, Inc. was a wholly-owned subsidiary of the Company. As of February 2023, Nexcella, Inc. is 98% owned by the Company.